  Exhibit 99.2

(An exploration stage company)

CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2019 and 2018

 _______________________

Deloitte.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Auryn Resources Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Auryn Resources Inc. and subsidiaries (the "Company") as of December 31, 2019 and 2018, the related consolidated statements of loss and comprehensive loss, equity and cash flows, for each of the two years in the period ended December 31, 2019, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and its financial performance and its cash flows for each of the two years in the period ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has a working capital deficit of $2,293 as of December 31, 2019 and has an accumulated deficit of $102,604 that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Auryn Resources Inc.
March 19, 2020
Page 2

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte LLP

Chartered Professional Accountants
Vancouver, Canada
March 19, 2020

We have served as the Company's auditor since 2015.

Auryn Resources Inc.
Consolidated Statements of Financial Position

(Expressed in thousands of Canadian dollars)
	As at December 31,	As at December 31,
	2019	2018

Assets

Current assets:
Cash (note 4)	$660	$1,653
Marketable securities (note 5)	346	186
Amounts receivable	55	57
Prepaid expenses and deposits (note 6)	651	717

	1,712	2,613

Non-current assets:
Restricted cash (note 4)	115	115
Prepaid expenses and deposits (note 6)	149	198
Mineral property interests (note 7)	39,714	39,072
Equipment (note 8)	1,272	1,525
	41,250	40,910
Total assets	$42,962	$43,523

Liabilities and Equity

Liabilities

Current liabilities:
Accounts payable and accrued liabilities	$1,067	$836
Flow-through share premium liability (note 9)	7	317
Bridge loan (note 10)	2,931	-

	4,005	1,153

Non-current liabilities:
Provision for site reclamation and closure (note 11)	2,134	1,891
Total liabilities	$6,139	$3,044

Equity:
Share capital	$129,413	$121,988
Share option and warrant reserve	9,992	6,937
Accumulated other comprehensive income	22	225
Deficit	(102,604)	(88,671)

Total equity	$36,823	$40,479

Total liabilities and equity	$42,962	$43,523

Nature of operations and going concern (note 1)
Subsequent events (note 22)

Approved on behalf of the Board of Directors:

"Shawn Wallace"	"Steve Cook"
Chief Executive Officer	Director

The accompanying notes form an integral part of these consolidated financial statements.

Auryn Resources Inc.
Consolidated Statements of Loss and Comprehensive Loss

(Expressed in thousands of Canadian dollars, except per share amounts)
	Years ended December 31,
	2019	2018

Operating expenses
Exploration and evaluation costs (note 12)	$7,696	$14,653
Fees, salaries and other employee benefits	3,948	2,388
Insurance	309	310
Legal and professional fees	351	264
Marketing and investor relations	1,337	1,390
Office and administration	451	485
Regulatory, transfer agent and shareholder information	235	217
	14,327	19,707

Other expenses (income):
Project investigation costs	156	138
Accretion of provision for site reclamation and closure (note 11)	40	39
Interest and other income	(43)	(110)
Finance expense related to bridge loan (note 10)	150	–
Amortization of flow-through share premium (note 9)	(867)	(2,347)
(Gain) loss on marketable securities (note 5)	(160)	239
Impairment of mineral property interests (note 7(d))	337	–
Foreign exchange loss	47	8
	(340)	(2,033)

Net loss before income taxes	13,987	17,674

Deferred income tax recovery (note 10)	(54)	–

Loss for the year	$13,933	$17,674

Other comprehensive loss (income), net of tax
Items that may be reclassified subsequently to profit or loss:
Unrealized currency loss (gain) on translation of foreign operations	203	(285)

Other comprehensive loss (income) for the year	203	(285)

Total comprehensive loss for the year	$14,136	$17,389

Basic and diluted loss per share (note 18)	$0.15	$0.21

Basic and diluted weighted average number of shares outstanding (note 18)	93,968,172	86,015,208

The accompanying notes form an integral part of these consolidated financial statements.

Auryn Resources Inc.
Consolidated Statements of Equity

(Expressed in thousands of Canadian dollars, except share amounts)
				Accumulated other
	Number of		Share option and	comprehensive
	common shares	Share capital	warrant reserve	income (loss)	Deficit	Total

Balance at December 31, 2017	78,746,230	$105,870	$6,046	$(60)	$(70,997)	$40,859

Comprehensive income (loss) for the year	–	–	–	285	(17,674)	(17,389)
Shares issued pursuant to offering, net of share issue
costs and flow-through liability	11,406,586	15,731	–	–	–	15,731
Share options exercised (note 13 (b) vi)	220,000	354	(156)	–	–	198
Warrants exercised (note 13 (b) vii)	15,000	33	(12)	–	–	21
Share-based compensation (note 14 (a))	–	–	1,059	–	–	1,059

Balance at December 31, 2018	90,387,816	$121,988	$6,937	$225	$(88,671)	$40,479

Comprehensive loss for the year	–	–	–	(203)	(13,933)	(14,136)
Shares issued pursuant to offerings, net of share issue
costs and flow-through liability	3,917,709	6,364	–	–	–	6,364
Share options exercised (note 13 (b) iii)	926,250	1,061	(489)	–	–	572
Fair value of warrants issued, net of tax (note 10)	–	–	144	–	–	144
Share-based compensation (note 14 (a))	–	–	3,400	–	–	3,400

Balance at December 31, 2019	95,231,775	$129,413	$9,992	$22	$(102,604)	$36,823

The accompanying notes form an integral part of these consolidated financial statements.

Auryn Resources Inc.
Consolidated Statements of Cash Flows

(Expressed in thousands of Canadian dollars)
	Years ended December 31,
	2019	2018

Cash (used in) provided by:

Operating activities:
Loss for the year	$(13,933)	$(17,674)
Items not involving cash:
Interest income	(43)	(110)
Accretion of provision for site reclamation and closure (note 11)	40	39
Finance expense related to bridge loan (note 10)	150	–
(Gain) loss on marketable securities (note 5)	(160)	239
Amortization of flow-through share premium (note 9)	(867)	(2,347)
Unrealized foreign exchange (gain) loss	(4)	10
Share-based compensation (note 14(a))	3,400	1,059
Impairment of mineral property interests (note 7(d))	337	–
Depreciation of fixed assets (note 8)	252	262
Deferred income tax recovery (note 10)	(54)	–
Changes in non-cash working capital:
Amounts receivable	3	587
Prepaid expenses and deposits	100	342
Accounts payable and accrued liabilities	182	(251)
Cash used in operating activities	(10,597)	(17,844)

Investing activities:
Interest received	43	110
Purchase of equipment	–	(109)
Mineral property acquisition costs	(960)	(1,386)
Increase in reclamation bond	–	(53)
Cash used in investing activities	(917)	(1,438)

Financing activities:
Proceeds from issuance of common shares,
net of cash share issuance costs	6,976	18,220
Proceeds from bridge loan, net of transactions costs (note 10)	2,979	–
Proceeds from share option and warrant exercises (note 13(b))	572	219
Cash provided by financing activities	10,527	18,439

Effect of foreign exchange rate changes on cash	(6)	22

Decrease in cash	(993)	(821)

Cash, beginning of the year	1,653	2,474

Cash, end of the year	$660	$1,653
Supplemental cash flow information (note 16)

The accompanying notes form an integral part of these consolidated financial statements.

Auryn Resources Inc.
Notes to the Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2019 and 2018

1.
Nature of operations and going concern

Auryn Resources Inc. (the “Company” or “Auryn”) was incorporated on June 9, 2008, under the British Columbia Business Corporations Act. The head office and principal address of Auryn is located at 1199 West Hastings Street, Suite 600, Vancouver, British Columbia, V6E 3T5.

The Company trades on the Toronto Stock Exchange under the symbol AUG.TO, and on the NYSE-American under the symbol AUG. The Company’s principal business activity is the acquisition, exploration and development of resource properties in Canada and Peru.

The Company, through its wholly owned subsidiaries, owns the mineral concessions comprising the Committee Bay and Gibson MacQuoid mineral properties both located in Nunavut, Canada (note 7 (b)), as well as the Homestake Ridge Project in northwestern British Columbia, Canada (note 7 (c)). The Company has also secured rights to various mining concessions in southern Peru (note 7 (a)) which include the Sombrero, Curibaya and Huilacollo projects.

As a company focused on the acquisition, exploration and development of mineral properties, Auryn does not generate revenues and thus finances its activities through equity and debt financings. The Company has not yet determined whether its properties contain economically recoverable ore reserves. The Company’s mineral property interests recorded on its statement of financial position reflect historical acquisition costs incurred, and while the carrying values are assessed at each reporting period for indicators of impairment, their recoverability is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain financing to continue exploration and development of these assets, and ultimately on future profitable operations or the sale of such mineral properties.

At December 31, 2019, the Company has a working capital deficit of $2,293 (December 31, 2018 - working capital of $1,460) and an accumulated deficit of $102,604 (December 31, 2018 - $88,671). During the year ended December 31, 2019, Auryn incurred a loss of $13,933 (December 31, 2018 - $17,674) and expects to continue to incur operating losses in relation to exploration activities. With no source of operating cash flow, there is no assurance that sufficient funding will be available to conduct further exploration and development of its mineral properties. Subsequent to December 31, 2019, the Company completed a private placement raising net proceeds of $14,491 (note 22); however, the ability to continue as a going concern remains dependent upon its ability to obtain the financing necessary to continue to fund its mineral properties through the issuance of capital stock, the realization of future profitable production and/or proceeds from the disposition of its mineral interests. These conditions create a material uncertainty that may cast significant doubt about the Company’s ability to continue as a going concern.

Management plans to continue to secure the necessary financing through a combination of equity financing and/or disposition of mineral properties. These consolidated financial statements have been prepared on the basis that the Company will continue as a going concern, which assumes that the Company will be able to meet its commitments, continue operations and realize its assets and discharge its liabilities in the normal course of operations for the foreseeable future. These consolidated financial statements do not give effect to adjustments to the carrying values and classification of assets and liabilities that would be necessary should the Company be unable to continue as a going concern. Such adjustments could be material.

Auryn Resources Inc.
Notes to the Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2019 and 2018

2.
Basis of presentation

(a)
Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), effective for the financial year ended December 31, 2019. IFRS include International Accounting Standards (“IAS”) and interpretations issued by the IFRS Interpretations Committee (“IFRIC”).

These consolidated financial statements were approved and authorized for issuance by the Board of Directors of the Company on March 19, 2020.

 (b)
Basis of preparation and consolidation

These consolidated financial statements have been prepared on a historical cost basis except for marketable securities (note 5) that have been measured at fair value. The presentation currency is the Canadian dollar; therefore, all amounts, with the exception of per share amounts, are presented in thousands of Canadian dollars unless otherwise noted.

These consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company (its subsidiaries). Control exists when the Company has power over an investee, exposure or rights, to variable returns from its involvement with the investee and the ability to use its power over the investee to affect the amount of the Company’s returns.

Subsidiary	Place of incorporation	Functional Currency	Beneficial Interest
North Country Gold Corp. (“North Country”)	BC, Canada	CAD	100%
Homestake Resource Corporation (“Homestake”)	BC, Canada	CAD	100%
Corisur Peru, S.A.C. (“Corisur”)	Peru	USD	100%
Sombrero Minerales, S.A.C. (“Sombrero”)	Peru	USD	100%
Homestake Royalty Corporation (inactive)	BC, Canada	CAD	100%

All intercompany balances and transactions have been eliminated.

(c)
Critical accounting judgments and estimates

The preparation of financial statements in conformity with IFRS requires management to select accounting policies and make estimates and judgments that may have a significant impact on the consolidated financial statements. Estimates are continuously evaluated and are based on management’s experience and expectations of future events that are believed to be reasonable under the circumstances. Actual outcomes may differ from these estimates.

Critical accounting judgments exercised in applying accounting policies, apart from those involving estimates, that have the most significant effect on the amounts recognized in the consolidated financial statements are as follows:

i.
Functional currency

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates. The Company has determined the functional currency of each of its Canadian entities is the Canadian dollar, while the functional currency of its Peruvian entities is the United States dollar. Determination of functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions that determined the primary economic environment.

Auryn Resources Inc.
Notes to the Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2019 and 2018

2.
Basis of presentation (continued)

(c)
Critical accounting judgments and estimates (continued)

ii.
Economic recoverability and probability of future economic benefits of mineral property interests

Management has determined that the acquisition of mineral properties and related costs incurred, which have been recognized on the consolidated statements of financial position, are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefit including geological data, scoping studies, accessible facilities, and existing and future permits.

iii.
Indications of impairment of assets

Impairment testing is done at the cash generating unit level and judgment is involved in assessing whether there is any indication that an asset or a cash generating unit may be impaired. The assessment of the impairment indicators involves the application of a number of significant judgments and estimates to certain variables, including metal price trends, exploration plans for properties and the results of exploration and evaluation to date.

iv.
Financial instruments

Financial instruments are assessed upon initial recognition to determine whether they meet the definition of a financial asset, financial liability or equity instrument depending on the substance of the contractual arrangement. Judgement is required in making this determination as the substance of a transaction may differ from its legal form. Once a determination is made, IFRS requires that financial instruments be measured at fair value on initial recognition. For financial instruments that do not have quoted market prices or observable inputs, judgements are made in determining what are appropriate inputs and assumptions to use in calculating the fair value.

Upon initial recognition of the Bridge Loan (note 10), management had to estimate the Company’s effective interest rate which was needed in order to fair value the debt component and determine the residual amount to be allocated to the warrants.

Key sources of estimation uncertainty that have a significant risk of causing a material adjustment to the carrying amount of assets and liabilities are:

i.
Provisions

Provisions recognized in the financial statements involve judgments on the occurrence of future events, which could result in a material outlay for the Company. In determining whether an outlay will be material, the Company considers the expected future cash flows based on facts, historical experience and probabilities associated with such future events. Uncertainties exist with respect to estimates made by management and as a result, the actual expenditure may differ from amounts currently reported.

ii.
Reclamation obligations

Management assesses its reclamation obligations annually and when circumstances suggest that a material change to the obligations have occurred. Significant estimates and assumptions are made in determining the provision for site reclamation and closure, as there are numerous factors that will affect the ultimate liability that becomes payable. These factors include estimates of the extent, the timing and the cost of reclamation activities, regulatory change, cost increases, and changes in discount rates. Those uncertainties may result in actual expenditures differing from the amounts currently provided. The provision at the reporting date represents management’s best estimate of the present value of the future reclamation costs required. Changes to estimated future costs are recognized in the statement of financial position by adjusting the reclamation asset and liability.

iii.
Share-based compensation

The Company determines the fair value of share options granted using the Black‐Scholes option pricing model. This option pricing model requires the development of market-based subjective inputs, including the risk-free interest rate, expected price volatility and expected life of the option. Changes in these inputs and the underlying assumption used to develop them can materially affect the fair value estimate.

Auryn Resources Inc.
Notes to the Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except per share amounts)
Years ended December 31, 2019 and 2018

2.
Basis of presentation (continued)

(c)
Critical accounting judgments and estimates (continued)

iv.
Income taxes

The provision for income taxes and composition of income tax assets and liabilities require management’s judgment. The application of income tax legislation also requires judgment in order to interpret legislation and to apply those findings to the Company’s transactions.

v.
Deferred tax assets and liabilities

Management judgment and estimates are required in assessing whether deferred tax assets and deferred tax liabilities are recognized in the consolidated statements of financial position. Judgments are made as to whether future taxable profits will be available in order to recognize deferred tax assets. Assumptions about the generation of future taxable profits depend on management’s estimates of future cash flows. These depend on estimates of future production and sales volumes, commodity prices, reserves, operating costs, and other capital management transactions. These judgments and assumptions are subject to risk and uncertainty and changes in circumstances may alter expectations, which may impact the amount of deferred tax assets and deferred tax liabilities recognized on the consolidated statements of financial position and the benefit of other tax losses and temporary differences not yet recognized.

3.
Significant accounting policies

 (a)
Foreign currency translation

The financial statements of the Company and each of its subsidiaries are prepared in its functional currency determined on basis of the primary economic environment in which such entities operate. The presentation and functional currency of the Company and each of its Canadian subsidiaries is the Canadian dollar while the functional currency of its Peruvian entities is the United States dollar. Amounts in these financial statements denominated in United States dollars are denoted as US$.

Transactions in currencies other than the functional currency are recorded at the rates of exchange prevailing at the transaction dates. At each reporting date, monetary items denominated in foreign currencies are translated into the entity’s functional currency at the then prevailing rates and non-monetary items measured at historical cost are translated into the entity’s functional currency at rates in effect at the date the transaction took place.

Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition during the period or in previous financial statements are included in the consolidated statements of loss and comprehensive loss for the period in which they arise.

(b)
Cash and cash equivalents

Cash and cash equivalents consist of highly liquid short-term investments that are readily convertible to cash and have maturities with terms of less than ninety days and/or with original maturities over ninety days but redeemable on demand without penalty. As at December 31, 2019 and 2018, the Company did not have any cash equivalents.

 (c)
Equipment

Equipment is stated at cost less accumulated amortization and impairment losses. Amortization is calculated using the straight-line method over the estimated useful lives as follows:

Camp and field equipment	5-10 years
Machinery and heavy equipment	5-10 years

Auryn Resources Inc.
Notes to the Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2019 and 2018

3.
Significant accounting policies (continued)

(d)
Mineral property interests and exploration expenditures

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing historical characteristic of many properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge title to all of its properties is in good standing.

The Company accounts for mineral property interests in accordance with IFRS 6 – Exploration for and evaluation of mineral properties (“IFRS 6”).

Costs directly related to acquiring the legal right to explore a mineral property including acquisition of licenses, mineral rights, and similar acquisition costs are recognized and capitalized as mineral property interests. Acquisition costs incurred in obtaining the legal right to explore a mineral property are deferred until the legal right is granted and thereon reclassified to mineral property interests. Transaction costs incurred in acquiring an asset are deferred until the transaction is completed and then included in the purchase price of the asset acquired.

Once the legal right to explore a property has been acquired, costs directly related to exploration and evaluation activities, including but not limited to researching and analyzing existing exploration data, conducting geological studies, exploration drilling and sampling, payments made to contractors and consultants in connection with the exploration and evaluation of the property, are expensed in the period in which they are incurred as exploration and evaluation costs on the consolidated statement of loss and comprehensive loss.

Costs not directly attributable to exploration and evaluation activities, including general administrative overhead costs, are expensed as administrative costs in the period in which they occur.

As the Company currently has no operational income, any incidental revenues earned in connection with exploration activities are applied as a reduction to exploration and evaluation costs.

When a project is deemed to no longer have commercially viable prospects to the Company, all capitalized acquisition costs in respect of that project are deemed to be impaired. As a result, those costs, in excess of the estimated recoverable amount, are written off to the consolidated statement of loss and comprehensive loss.

The Company assesses mineral property interests for impairment when facts and circumstances suggest that the carrying amount of the asset may exceed its recoverable amount. The recoverable amount is the higher of the asset’s fair value less costs to sell and its value in use.

Once the technical feasibility and commercial viability of extracting the mineral resources has been determined, the property is considered to be a mine under development at which point the assets and further related costs no longer fall under the guidance of IFRS 6.

 (e)
Provisions

Provisions are recorded when a present legal or constructive obligation exists as a result of past events where it is probable that an outflow of resources embodying economic benefit will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

 (f)
Provision for site reclamation and closure

An obligation to incur rehabilitation and site restoration costs arises when an environmental disturbance is caused by the exploration, development or on-going production of a mineral property interest. Such costs arising from the decommissioning of plant and other site preparation work, discounted to their net present value, are provided for and capitalized at the start of each project, as soon as the obligation to incur such costs arises. These costs are charged to the statement of loss and comprehensive loss over the life of the operation through amortization and the unwinding of the discount in the provision. Costs for restoration of subsequent site damage, which is created on an on-going basis during production, are provided for at their estimated net present values and charged against earnings as extraction progresses.

Auryn Resources Inc.
Notes to the Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2019 and 2018

3.
Significant accounting policies (continued)

(g)
Impairment of non-financial assets

At each reporting date, the Company reviews the carrying amounts of its assets to determine whether there are any indicators of impairment. If any such indicator exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any.

Where the asset does not generate cash inflows that are independent from other assets, the Company estimates the recoverable amount of the cash-generating unit (“CGU”) to which the asset belongs. Any intangible asset with an indefinite useful life is tested for impairment annually and whenever there is an indication that the asset may be impaired. An asset’s recoverable amount is the higher of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value, using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset or CGU is estimated to be less than its carrying amount, the carrying amount is reduced to the recoverable amount and an impairment loss is recognized immediately in the statement of loss and comprehensive loss. Where an impairment subsequently reverses, the carrying amount is increased to the revised estimate of recoverable amount but only to the extent that this does not exceed the carrying value that would have been determined if no impairment had previously been recognized. A reversal of impairment is recognized in the statement of loss and comprehensive loss.

(h)
Flow-through common shares

Canadian income tax legislation permits companies to issue flow-through instruments whereby the income tax deductions generated by eligible expenditures of the Company, defined in the Income Tax Act (Canada) as qualified Canadian exploration expenses (“CEE”), are claimed by the investors rather than by the Company. Shares issued on a flow-through basis are typically sold at a premium above the market share price which relates to the tax benefits that will flow through to the investors. The Company often issues flow-through shares as part of its equity financing transactions in order to fund its Canadian exploration activities. The Company estimates the portion of the proceeds attributable to the premium as being the excess of the flow-through share price over the market share price of the common shares without the flow-through feature at the time of issuance. The premium is recorded as a liability which represents the Company’s obligation to spend the flow-through funds on eligible expenditures and is amortized through the statement of loss as the eligible expenditures are incurred.

(i)
Loss per share

Basic loss per share is calculated by dividing the net loss available to common shareholders by the weighted average number of shares outstanding during the reporting period. The diluted loss per share is calculated by dividing the net loss available to common shareholders by the weighted average number of shares outstanding on a diluted basis. The weighted average number of shares outstanding on a diluted basis takes into account the additional shares for the assumed exercise of share options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding share options were exercised and that the proceeds from such exercises were used to acquire common shares at the average market price during the reporting period.

Auryn Resources Inc.
Notes to the Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2019 and 2018

3.
Significant accounting policies (continued)

(j)
Share-based compensation

From time to time, the Company grants share options to employees and non-employees. An individual is classified as an employee, versus a non-employee, when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee.

The fair value of share options, measured using the Black-Scholes option pricing model at the date of grant, is charged to the consolidated statement of loss and comprehensive loss over the vesting period. Performance vesting conditions and forfeitures are taken into account by adjusting the number of equity instruments expected to vest at each reporting date so that, ultimately, the cumulative amount recognized over the vesting period is based on the number of options that eventually vest.

Where the terms and conditions of options are modified before they vest, any change in the fair value of the options, measured immediately before and after the modification, is also charged to the consolidated statement of loss and comprehensive loss over the remaining vesting period.

Equity instruments granted to non-employees are recorded in the consolidated statement of loss and comprehensive loss at the fair value of the goods or services received, unless they are related to the issuance of shares. Amounts related to the issuance of shares are recorded as a reduction of share capital.

When the value of goods or services received in exchange for a share-based payment cannot be reliably estimated, the fair value is measured by use of a valuation model. The expected life used in the model is adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions, and behavioral considerations.

All equity-settled share-based payments are recorded in share option and warrant reserve until exercised. Upon exercise, shares are issued from treasury and the amount previously recorded in share option and warrant reserve is reclassified to share capital along with any consideration paid.

(k)
Income taxes

Income tax reported in the consolidated statement of loss and comprehensive loss for the period presented comprises current and deferred income tax. Income tax is recognized in the consolidated statement of loss and comprehensive loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current income tax for each taxable entity in the Company is based on the local taxable income at the local statutory tax rate enacted or, substantively enacted, at the reporting date and includes any adjustments to tax payable or recoverable with regards to previous periods.

Deferred income tax is determined using the liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred income tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using the expected future tax rates enacted or substantively enacted at the reporting date.

A deferred income tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred income tax assets and liabilities are offset only when there is a legally enforceable right to set off current tax assets against current tax liabilities, when they relate to income taxes levied by the same taxation authority and the Company intends to settle its tax assets and liabilities on a net basis.

Auryn Resources Inc.
Notes to the Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2019 and 2018

3.
Significant accounting policies (continued)

(l)
Financial instruments

The Company recognizes financial assets and liabilities on its consolidated statement of financial position when it becomes a party to the contract creating the asset or liability.

On initial recognition, all financial assets and liabilities are recorded by the Company at fair value, net of attributable transaction costs, except for financial assets and liabilities classified as FVTPL for which transaction costs are expensed in the period in which they are incurred.

Amortized cost

Financial assets that meet the following conditions are measured subsequently at amortized cost:

●
the financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows, and

●
the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

The amortized cost of a financial asset is the amount at which the financial asset is measured at initial recognition minus the principal repayments, plus the cumulative amortization using effective interest method of any difference between that initial amount and the maturity amount, adjusted for any loss allowance. Interest income is recognized using the effective interest method.

The Company's financial assets at amortized cost primarily include cash, restricted cash, amounts receivable and deposits.

Fair value through other comprehensive income ("FVTOCI")

Financial assets that meet the following conditions are measured at FVTOCI:

●
The financial asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and

●
The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

The Company does not have any financial assets classified as FVTOCI.

On initial recognition, the Company may make an irrevocable election (on an instrument-by-instrument basis) to designate investments in equity instruments that would otherwise be measured at fair value through profit or loss to present subsequent changes in fair value in other comprehensive income. Designation at FVTOCI is not permitted if the equity investment is held for trading or if it is contingent consideration recognized by an acquirer in a business combination. Investments in equity instruments at FVTOCI are initially measured at fair value plus transaction costs. Subsequently, they are measured at fair value with gains and losses arising from changes in fair value recognized in OCI. The cumulative gain or loss is not reclassified to profit or loss on disposal of the equity instrument, instead, it is transferred to retained earnings.

Auryn Resources Inc.
Notes to the Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2019 and 2018

3.
Significant accounting policies (continued)

(l)
Financial instruments (continued)

Financial assets measured subsequently at fair value through profit or loss (“FVTPL”)

By default, all other financial assets are measured subsequently at FVTPL.

The Company, at initial recognition, may also irrevocably designate a financial asset as measured at FVTPL if doing so eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases.

Financial assets measured at FVTPL are measured at fair value at the end of each reporting period, with any fair value gains or losses recognized in profit or loss to the extent they are not part of a designated hedging relationship. Fair value is determined in the manner described in note 19. The Company's financial assets at FVTPL include its equity investment in Bravada Gold Corporation (“BVA”).

Financial liabilities and equity

Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

An equity instrument is any contract that evidences a residual interest in the assets of the Company after deducting all its liabilities. Equity instruments issued by the Company are recognized at the proceeds received, net of direct issue costs. Repurchase of the Company’s own equity instruments is recognized and deducted directly in equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of the Company’s own equity instruments.

Financial liabilities that are not contingent consideration of an acquirer in a business combination, held for trading or designated as at FVTPL, are measured at amortized cost using the effective interest method.

The Company's financial liabilities at amortized cost primarily include accounts payable and accrued liabilities and the Bridge Loan (note 10).

Financial instruments designated as hedging instruments

The Company does not currently apply nor have a past practice of applying hedge accounting to financial instruments.

Impairment

The Company recognizes a loss allowance for expected credit losses on its financial assets. The amount of expected credit losses is updated at each reporting period to reflect changes in credit risk since initial recognition of the respective financial instruments.

(m)
Comprehensive loss

Other comprehensive loss is the change in net assets arising from transactions and other events and circumstances from non-owner sources. Comprehensive loss comprises net loss and other comprehensive loss. Financial assets that are classified as FVTOCI (none as at December 31, 2019 or 2018) will have gains and losses included in other comprehensive loss. Foreign currency translation differences arising on translation of foreign subsidiaries are also included in other comprehensive loss.

Auryn Resources Inc.
Notes to the Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2019 and 2018

3.
Significant accounting policies (continued)

 (n)
Changes in accounting standards

i) New accounting standards effective January 1, 2019

Leases

In January 2016, the IASB published a new accounting standard, IFRS 16 - Leases ("IFRS 16") which superseded IAS 17 - Leases. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset. Control is considered to exist if the customer has the right to obtain substantially all of the economic benefits from the use of an identified asset and the right to direct the use of that asset during the term of the lease. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on balance sheet accounting model that is similar to the current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets.

The Company adopted IFRS 16 effective January 1, 2019 following the modified retrospective approach and made the following elections under IFRS 16:

●
to apply the available exemptions as permitted by IFRS 16 to recognize a lease expense on a straight-line basis for short term leases (lease term of 12 months or less) and low value assets; and

●
to apply the practical expedient whereby leases whose term ends within 12 months of the date of initial application would be accounted for in the same way as short-term leases.

The adoption of IFRS 16 did not have a material impact on the Company’s financial statements. Due to the seasonality of the Company’s exploration programs, its exploration and other contracts are short-term in nature and therefore are exempt from the recognition provisions of IFRS 16.

ii) New and amended accounting standards not yet effective for the year ended December 31, 2019

In October 2018 the IASB issued narrow-scope amendments to IFRS 3 to help entities determine whether an acquired set of activities and assets is a business or not.

The amendments, which are effective for annual reporting periods beginning on or after January 1, 2020, clarify the minimum requirements to be a business, remove the assessment of a market participant’s ability to replace missing elements, narrow the definition of outputs, add guidance to assess whether an acquired process is substantive and introduce an optional concentration test to permit a simplified assessment.

The adoption of the amended standard will not have an immediate impact on the Company’s consolidated financial statements but will be applied in assessing any future business combination and asset acquisition scenarios.

4.
Cash and restricted cash

	December 31, 2019	December 31, 2018

Components of cash and restricted cash:
Cash	$660	$1,653
Restricted cash	115	115
	$775	$1,768

Restricted cash balance includes an amount of $86 (December 31, 2018 - $86) in connection with an irrevocable standby letter of credit in favor of Kitikmeot Inuit Association in connection with the Company’s Committee Bay project.

Auryn Resources Inc.
Notes to the Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2019 and 2018

5.
Marketable securities

Investment in Bravada common shares

Included as part of the acquisition of Homestake’s net assets during the year ended December 31, 2016, the Company acquired 2,658,004 shares of BVA which the Company has classified as FVTPL within level 1 category of the fair value hierarchy (note 19). As at December 31, 2019, the BVA share price quoted on TSXV was $0.13 per share (December 31, 2018 – $0.07 per share) and the fair value of the shares was adjusted to $346 (December 31, 2018 - $186). The impact of the fair value adjustment of the BVA shares was to record a fair value gain of $160 in the statement of loss and comprehensive loss for the year ended December 31, 2019 (December 31, 2018 – fair value loss of $239).

6.
Prepaid expenses and deposits

	December 31, 2019	December 31, 2018
Prepaid and deposits related to exploration and evaluation expenditures	$359	$519
Other prepaid expenses and deposits	441	396
Total prepaid expenses and deposits	800	915
Less: Non-current portion	149	198
Current prepaid expenses and deposits	$651	$717

As at December 31, 2019, the Company had prepaid amounts related surface rights agreements in Peru of $192 (December 31, 2018 - $283), of which $149 (December 31, 2018 - $198) is non-current.

7.
Mineral property interests

(a)
Peruvian exploration projects

Sombrero

The Sombrero copper-gold project, located in southern Peru, covers approximately 130,000 hectares acquired through a combination of staking and option agreements which are outlined below:

i.
Alturas Option

On June 28, 2016, the Company entered into an option agreement (the “Alturas Option”) with Alturas Minerals Corp (“Alturas”) to acquire an 80% or 100% interest in the Sombrero concessions held by Alturas. In order to exercise the Alturas Option and acquire an 80% interest in the project, the Company must incur US$2.1 million in work expenditures within a five-year period. As of December 31, 2019, the Company has incurred US$1.7 million in work expenditures and made cash payments totalling US$0.2 million to Alturas. Upon the Company’s completion of the requirements to earn an 80% interest in the Sombrero Project, the parties shall form a 80:20 Joint Venture. For a period of one year after the formation of the Joint Venture, Alturas’ 20% interest shall be “free carried” and the Company shall have a right to acquire the Alturas 20% interest for US$5.0 million.

ii.
Mollecruz Option

On June 22, 2018 the Company entered an option agreement (the “Mollecruz Option”) giving the Company the right to acquire a 100% interest in the Mollecruz concessions which are located in the northern area of the Sombrero project. Under the Mollecruz Option, the Company may acquire a 100% interest, subject to a 0.5% Net Smelter Royalty (“NSR”), through a combination of work expenditures and cash payments as detailed below.

Auryn Resources Inc.
Notes to the Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2019 and 2018

7.
Mineral property interests (continued)

(a)
Peruvian exploration projects (continued)

ii.
Mollecruz Option (continued)

Due Dates	Payment & Work Expenditure Status	Property Payments (in ‘000 US$)	Work Expenditures (in ‘000 US$)
Effective Date (June 22, 2018)	Completed	50	-
June 22, 2019*	Deferred*	50	150
June 22, 2020*		100	150
June 22, 2021*		200	500
June 22, 2022*		300	700
June 22, 2023*		900	1,500
Total		1,600	3,000

* Effective May 20, 2019, the Company formally declared the existence of a force majeure event under the Mollecruz Option thereby deferring the Company’s obligation to make the June 22, 2019 property payment and any subsequent property payments and work expenditures for a maximum of 24 months from the declaration date. To date, the Company has not been able to reach an access agreement with the local community in order to commence work in the region but has continued to have open communications with the community and continues to negotiate in good faith to obtain access to the property.

iii.
Aceros Option

On December 13, 2018, the Company entered a series of agreements (the “Aceros Option”) with Corporacion Aceros Arequipa S.A. (“Aceros”) giving the Company the right to option three key mineral concessions located within the Company’s Sombrero project. If the Aceros Option is exercised, a joint venture would be formed in which the Company would hold an 80% interest (Aceros – 20%). The joint venture would combine the 530 hectare Aceros concessions plus 4,600 hectares of Auryn’s Sombrero land position. Below is a schedule of work expenditures and cash payments required under the agreement of which US$0.3 million in work expenditures has been completed to date.

Due Dates	Payment & Work Expenditure Status	Property Payments (in ‘000 US$)	Work Expenditures (in ‘000 US$)
Effective Date (December 13, 2018)	Completed	140	-
December 13, 2019	Completed	60	150
December 13, 2020		250	500
December 13, 2021		350	1,500
December 13, 2022		-	3,000
Total		800	5,150

Curibaya

On August 2, 2019, the Company acquired the rights to the Sambalay and Salvador mineral concessions adjacent to its wholly owned Curibaya property in southern Peru. Collectively, the Curibaya project now covers approximately 11,000 hectares and is located 53 km from the provincial capital, Tacna, and 11km from the regional Incapuquio fault.

Under the terms of the mining concession transfer agreement with Wild Acre Metals (Peru) S.A.C., the Company paid US$250,000 on transfer of the concessions in favour of Corisur. The Sambalay concessions are subject to a combined 3% NSR royalty, 0.5% of which is buyable for US$1.0 million. The Salvador concessions are subject to a 2% NSR royalty and a US$2.0 million production payment, payable at the time a production decision is made, and to secure payment of such consideration a legal mortgage is recorded in the registry files of the Salvador concessions.

Auryn Resources Inc.
Notes to the Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2019 and 2018

7.
Mineral property interests (continued)

(a)
Peruvian exploration projects (continued)

Huilacollo

On June 2, 2016, the Company acquired the rights to the Huilacollo epithermal property in the Tacna province of southern Peru, which is comprised of 2,000 hectares of intense hydrothermal alteration. The rights were acquired through an option agreement (the “Huilacollo Option”) with a local Peruvian company, Inversiones Sol S.A.C., under which the Company may acquire 100% interest (subject to a 1.5% NSR on precious metals buyable for US$2.5 million and a 2.5% NSR on base metals buyable for US$7.0 million) through a combination of work expenditures and cash payments as outlined in the table below. As of May 11, 2019, the Company had completed US$4.5 million of work expenditures under the Huilacollo Option and thus did not satisfy the accumulated work expenditure requirement of US$5.0 million at that date. As permitted by the Huilacollo Option, the Company instead made a cash payment of US$0.3 million equal to 50% of the shortfall at the due date to keep the option in good standing.

Due Dates	Payment & Work Expenditure Status	Property Payments (in ‘000 US$)	Work Expenditures (in ‘000 US$)
Effective Date (May 11, 2016)	Completed	250	-
May 11, 2018	Completed	500	2,000
May 11, 2019	Completed	-	3,000
May 11, 2020		250	-
May 11, 2021		250	2,000
May 11, 2022		7,500	-
Total		8,750	7,000

During 2017, the Company acquired the rights to certain mineral claims adjacent to the Huilacollo property known as Andamarca claims and Tacora claims. Under the terms of the acquisition agreements, the Company paid US$0.65 million on transfer of the concessions in favour of Corisur. The Andamarca concession is subject to a 1.5% NSR of which 50% is buyable for US$2.5 million and the Tacora concession is subject to a 0.5% NSR of which 50% is buyable for US$0.5 million.

Baños del Indio

On September 26, 2016, the Company announced it had entered into an option agreement (the “Baños Option”) with a local Peruvian company, Exploandes S.A.C to earn a 100% interest in the Baños del Indio gold project located in the Tacna province of southern Peru, just 10 km to the north of the Company’s Huilacollo project. Under the Baños Option, the Company could acquire a 100% interest, subject to a 3.0% NSR, through a combination of work expenditures and cash payments.

Despite the Company acting in good faith in its negotiations with the community, the Company was unable to reach an access agreement with the local community in order to initiate its exploration program on the Baños properties and as such the Company chose to terminate the Baños Option in accordance with the agreement. On February 7, 2020, the Company formally gave notice to the option holder that it was terminating the agreement effective March 8, 2020. The Company had previously incurred a total of $337 (US$256,000) in option fees and other acquisition costs in relation to the Baños del Indio property, all of which were impaired as at December 31, 2019.

(b)
Nunavut exploration projects

Committee Bay

The Company, through its wholly owned subsidiary North Country, owns a 100% interest in the Committee Bay project located in Nunavut, Canada. The Committee Bay project includes approximately 280,000 hectares situated along the Committee Bay Greenstone Belt located within the Western Churchill Province of Nunavut. The Committee Bay project is subject to a 1% NSR on gold production, with certain portions subject to an additional 1.5% NSR. The 1.5% NSR is payable on only 7,596 hectares and can be purchased by the Company within two years of commencement of commercial production for $2,000 for each one-third (0.5%) of the NSR.

Auryn Resources Inc.
Notes to the Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except per share amounts)
Years ended December 31, 2019 and 2018

7.
Mineral property interests (continued)

(b)
Nunavut exploration projects (continued)

Gibson MacQuoid

In 2017, the Company acquired a number of prospecting permits and mineral claims along the Gibson MacQuoid greenstone belt in Nunavut, Canada. In 2019, the Company staked 36 additional claims, which overlapped the Company’s prospecting claims that expired in February 2020, to maintain a contiguous land package over the Company’s current areas of interest. The 66 mineral claims, which are located between the Meliadine deposit and Meadowbank mine, cover approximately 120 km of strike length of the prospective greenstone belt and total 74,000 hectares collectively.

(c) Homestake Ridge

The Company, through its wholly owned subsidiary Homestake, owns a 100% interest in the Homestake Ridge project subject to various royalty interests held by third parties not exceeding 2%. The project covers approximately 7,500 hectares and is located in the Kitsault Mineral district in north western British Columbia.

(d) Costs capitalized as mineral property interests:

The following is a continuity of the Company’s mineral property acquisition costs:

	Committee Bay & Gibson MacQuoid	Homestake Ridge	Peru	Total
Balance at December 31, 2017	$18,681	$16,060	$2,517	$37,258
Additions	-	-	1,392	1,392
Change in estimate of provision for site reclamation and closure (note 11)	190	-	-	190
Currency translation adjustment	-	-	232	232
Balance at December 31, 2018	$18,871	$16,060	$4,141	$39,072
Additions	11	-	949	960
Impairment of mineral property interests (note 7 (a))	-	-	(337)	(337)
Change in estimate of provision for site reclamation and closure (note 11)	203	-	-	203
Currency translation adjustment	-	-	(184)	(184)
Balance at December 31, 2019	$19,085	$16,060	$4,569	$39,714

  Auryn Resources Inc.
Notes to the Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except per share amounts)
Years ended December 31, 2019 and 2018

8.
Equipment

	Camp and field equipment	Machinery and equipment	Total
Cost
Balance at December 31, 2017	$1,358	$829	$2,187
Additions	109	-	109
Currency translation adjustment	4	-	4
Balance at December 31, 2018	$1,471	$829	$2,300
Currency translation adjustment	(2)	-	(2)
Balance at December 31, 2019	$1,469	$829	$2,298
Accumulated depreciation
Balance at December 31, 2017	$(293)	$(219)	$(512)
Depreciation	(158)	(104)	(262)
Currency translation adjustment	(1)	-	(1)
Balance at December 31, 2018	$(452)	$(323)	$(775)
Depreciation	(164)	(88)	(252)
Currency translation adjustment	1	-	1
Balance at December 31, 2019	$(615)	$(411)	$(1,026)
Net book value
Balance at December 31, 2018	$1,019	$506	$1,525
Balance at December 31, 2019	$854	$418	$1,272

9.
Flow-through share premium liability

Flow-through shares are issued at a premium, calculated as the difference between the price of a flow-through share and the price of a common share at that date, as tax deductions generated by the eligible expenditures are passed through to the shareholders of the flow-through shares once the eligible expenditures are incurred and renounced.

On July 11, 2019, the Company completed a non-brokered private placement (the “July 2019 Flow-Through Offering”) for gross proceeds of $1,900 through the issuance of 633,334 flow-through shares (the “2019 Flow-Through Shares”) at a price of $3.00 per share (note 13 (b)(i)). The 2019 Flow-Through Shares were issued at a premium of $0.88 per share.

As at December 31, 2019, the Company has a flow-through share premium liability of $7 (December 31, 2018 - $317) which relates to funds remaining from the July 2019 Flow-Through Offering.

Below is a summary of the 2018 and 2019 flow-through financings and the related flow-through share premium liability generated by each financing:

	Shares issued	Flow-through share price	Premium per flow-through share	Flow-through premium liability
March 23, 2018*	1,091,826	$2.35	$0.67	$737
August 16, 2018	4,299,375	$1.60 - $1.87	$0.30 - $0.57	1,742
Total 2018	5,391,201			$2,479
July 11, 2019	633,334	$3.00	$0.88	$557

* Note that the March 23, 2018 flow-through shares were priced in USD with a flow-through price per share of US$1.82 and a flow-through premium of US$0.52 per share.

Auryn Resources Inc.
Notes to the Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except per share amounts)
Years ended December 31, 2019 and 2018

The following table is a continuity of the flow-through share funding and expenditures along with the corresponding impact on the flow-through share premium liability:

	Flow-through funding and expenditures
	BC	Nunavut	Total	Flow-through premium liability
Balance at December 31, 2017	$693	$-	$693	$185
Flow-through funds raised	1,870	8,023	9,893	2,479
Flow-through eligible expenditures	(1,826)	(7,590)	(9,416)	(2,347)
Balance at December 31, 2018	$737	$433	$1,170	$317
Flow-through funds raised	-	1,900	1,900	557
Flow-through eligible expenditures	(737)	(2,309)	(3,046)	(867)
Balance at December 31, 2019	$-	$24	$24	$7

10.
Bridge loan

On September 12, 2019, the Company entered a bridge loan facility (the “Bridge Loan”) for up to $6,000 with a private lender (the “Lender”). The Bridge Loan consists of two tranches of $3,000, with the first having been received and the second being conditional upon the mutual agreement of the parties. The Bridge Loan bears interest at 10%, payable annually or on repayment of the principal, and has a term of one year from the date of advancement (the “Maturity Date”), however, can be repaid without penalty at any time after 90 days of advancement at the discretion of the Company. The Bridge Loan is secured by a first charge general security agreement over all of the Company’s present and future assets.

In connection with the Bridge Loan, the Company issued 500,000 bonus warrants to the Lender which have a term of three years from the date of issue. Each warrant is exercisable into one common share of the Company at a price of $2.00 per common share but cannot be exercised until after the Maturity Date.

The Bridge Loan has been identified as a compound instrument with separate components, being the debt and the warrants, which have been classified as a financial liability and an equity instrument, respectively.

On initial recognition, the proceeds from the Bridge Loan were allocated between the debt and equity components by first determining the fair value of the debt, discounted at an effective interest rate of 18%, and allocating the residual value, net of deferred taxes, to the equity component. Transaction costs of $21, were allocated proportionately to the debt and equity components.

The following table reflects the carrying values of the liability and equity components on initial recognition:

	Liability Component	Equity Component	Total

Loan advance received	$2,801	$199	$3,000
Transaction costs	(20)	(1)	(21)
Deferred tax impact	-	(54)	(54)
Impact on statement of financial position	$2,781	$144	$2,925

The following table is a continuity of the Bridge Loan after initial recognition:

Fair value of Bridge Loan on initial recognition	$2,781
Finance expense	150
Closing balance at December 31, 2019	$2,931

See subsequent events note 22 for discussion of the loan amendment agreement (the “Loan Amendment”) that was entered between the Company and Lender on February 6, 2020.

Auryn Resources Inc.
Notes to the Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except per share amounts)
Years ended December 31, 2019 and 2018

11.
Provision for site reclamation and closure

The Company recognizes a provision for site reclamation and closure, which reflects the present value of the estimated amount of cash flows required to satisfy the asset retirement obligation in respect of the Committee Bay property. The components of this obligation are the removal of equipment currently being used at the site as well as costs associated with the reclamation of the camp housing and work sites on the property. The estimate of future asset retirement obligations is subject to change based on amendments to applicable laws, management’s intentions, and mining lease renewals.

The key assumptions on which the present value of the future estimated cash flows is based are:

●
Undiscounted cash flow for site reclamation of $2,658 (December 31, 2018 - $2,545)
●
Expected timing of future cash flows is based on mining leases expiration, which is between 2026 and 2035
●
Annual inflation rate 2% (December 31, 2018 - 2%)
●
Risk-free interest rate 1.76% (December 31, 2018 - 2.41%)

The present value of the liability for the site reclamation and closure provision at Committee Bay project is as follows:

	December 31, 2019	December 31, 2018

Opening balance	$1,891	$1,662
Accretion	40	39
Change in estimate	203	190
Closing balance	$2,134	$1,891

Auryn Resources Inc.
Notes to the Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2019 and 2018

12.
Exploration and evaluation costs

For the year ended December 31, 2019, the Company’s exploration and evaluation costs are broken down as follows:

	Committee Bay & Gibson MacQuoid	Homestake Ridge	Peru	Total
Assaying	$163	$72	$76	$311
Exploration Drilling	378	-	-	378
Camp cost, equipment and field supplies	336	149	278	763
Geological consulting services	145	200	568	913
Geophysical analysis	143	169	-	312
Permitting, environmental and community costs	189	61	1,182	1,432
Expediting and mobilization	102	26	27	155
Salaries and wages	614	174	427	1,215
Fuel and consumables	36	40	23	99
Aircraft and travel	703	187	110	1,000
Share based compensation	218	117	783	1,118
Total for the year ended December 31, 2019	$3,027	$1,195	$3,474	$7,696

For the year ended December 31, 2018, the Company’s exploration and evaluation costs are broken down as follows:

	Committee Bay & Gibson MacQuoid	Homestake Ridge	Peru	Total
Assaying	$695	$111	$171	$977
Exploration drilling	1,368	391	307	2,066
Camp cost, equipment and field supplies	767	269	775	1,811
Geological consulting services	526	201	945	1,672
Geophysical analysis	-	-	212	212
Permitting, environmental and community costs	302	107	885	1,294
Expediting and mobilization	256	93	35	384
Salaries and wages	1,455	327	406	2,188
Fuel and consumables	110	67	22	199
Aircraft and travel	2,893	475	119	3,487
Share based compensation	129	46	188	363
Total for the year ended December 31, 2018	$8,501	$2,087	$4,065	$14,653

13.
Share capital

(a)
Authorized

Unlimited common shares without par value.

Unlimited preferred shares - nil issued and outstanding.

Auryn Resources Inc.
Notes to the Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2019 and 2018

13.
Share capital (continued)

(b)
Share issuances

Year ended December 31, 2019:

i.
On July 11, 2019, the Company completed a non-brokered flow-through private placement. The placement consisted of 633,334 flow-through common shares priced at $3.00 per flow-through share for gross proceeds of $1,900 which were to be used exclusively for exploration on the Committee Bay project, of which $24 is remaining at December 31, 2019.

Share issue costs related to the flow-through private placement totaled $44. No commissions were paid. A reconciliation of the impact of the July 2019 Flow-Through Offering on share capital is as follows:

	Number of common shares	Impact on share capital
Flow-through shares issued at $3.00 per share633,334		$1,900
Cash share issue costs	-	(44)
Proceeds net of share issue costs	633,334	1,856
Flow-through share premium liability	-	(557)
	633,334	$1,299

ii.
On March 27, 2019, the Company completed a non-brokered private placement for gross proceeds of $5,255. The placement consisted of 3,284,375 common shares (the “Shares”) priced at $1.60 per Share (the “March 2019 Offering”).

Share issue costs related to the March 2019 Offering totaled $186, which included $110 in commissions, and $76 in other issuance costs. A reconciliation of the impact of the March 2019 Offering on share capital is as follows:

	Number of common shares	Impact on share capital
Common shares issued at $1.60 per share	3,284,375	$5,255
Cash share issue costs	-	(186)
Proceeds net of share issue costs	3,284,375	$5,069

iii.
During the year ended December 31, 2019, 926,250 shares were issued as a result of share options being exercised with a weighted average exercise price of approximately $0.62 for gross proceeds of $572 and $489 attributed to these share options was transferred from the equity reserves and recorded against share capital.

Year ended December 31, 2018:

iv.
On August 16, 2018, the Company completed a non-brokered flow-through private placement (the “August 2018 Offering”) for gross proceeds of $7,331.  The proceeds from the sale of the August 2018 flow-through shares were used exclusively for exploration on the Company’s Committee Bay, Gibson MacQuoid and Homestake Ridge projects.

Share issue costs related to the August 2018 Offering totalled $400, which included $350 in commissions, and $50 in other issuance costs. A reconciliation of the impact of the August 2018 Offering on share capital is as follows:

	Number of common shares	Impact on share capital
Nunavut flow-through shares issued at $1.60 per share	2,084,375	$3,335
Nunavut charity flow-through shares issued at $1.75 per share	1,215,000	2,126
BC charity flow-through shares issued at $1.87 per share	1,000,000	1,870
Share issue costs	-	(400)
Proceeds net of share issue costs	4,299,375	6,931
Flow-through share premium liability	-	(1,742)
	4,299,375	$5,189

Auryn Resources Inc.
Notes to the Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except per share amounts)
Years ended December 31, 2019 and 2018

13. Share capital (continued)

(b)                Share issuances (continued)

v.
On March 23, 2018, the Company closed the “March 2018 Offering” by issuing a total of 6,015,385 common shares of the Company at a price of US$1.30 per share for gross proceeds of US$7.8 million.  The March 2018 Offering was completed pursuant to an underwriting agreement dated March 13, 2018 among the Company and Cantor Fitzgerald Canada Corporation and a syndicate of underwriters. The proceeds from the sale of the March 2018 flow-through shares were used exclusively for exploration on the Company’s Committee Bay project.

Share issue costs related to the March 2018 Offering totaled $1,340, which included $756 in commissions, and $584 in other issuance costs. A reconciliation of the impact of the March 2018 Offering on share capital is as follows:

	Number of common shares	Impact on share capital
Common shares issued at US$1.30 per share 6,015,385		$10,054
Flow-through shares issued at US$1.82 per share	1,091,826	2,561
Share issue costs	-	(1,340)
Proceeds net of share issue costs	7,107,211	11,275
Flow-through share premium liability	-	(737)
	7,107,211	$10,538

vi.
During the year ended December 31, 2018, 220,000 shares were issued as a result of share options being exercised with a weighted average exercise price of $0.91 for gross proceeds of $198 and $156 attributed to these share options was transferred from the equity reserve and recorded against share capital.

vii.
During the year ended December 31, 2018, 15,000 shares were issued as a result of share purchase warrants being exercised with a weighted average exercise price of $1.40 for gross proceeds of $21 and $12 attributed to these share purchase warrants was transferred from the share option and warrant reserve and recorded against share capital.

14.
Share option and warrant reserves

(a)
Share-based payments

The Company maintains a Rolling Share Option Plan providing for the issuance of share options up to 10% of the Company’s issued and outstanding common shares at the time of the grant. The Company may grant share options from time to time to its directors, officers, employees and other service providers. The share options vest as to 25% on the date of the grant and 12½% every three months thereafter for a total vesting period of 18 months.

The continuity of the number of share options issued and outstanding is as follows:

	Number of share options	Weighted average exercise price
Outstanding, December 31, 2017	4,810,000	$1.97
Granted	1,775,000	1.42
Exercised	(220,000)	0.91
Expired	(103,750)	2.35
Forfeited	(56,250)	1.60
Outstanding, December 31, 2018	6,205,000	$1.85
Granted	3,295,000	1.91
Exercised	(926,250)	0.62
Expired	(230,000)	2.33
Forfeited	(51,250)	1.89
Outstanding, December 31, 2019	8,292,500	$2.00

Auryn Resources Inc.
Notes to the Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except per share amounts)
Years ended December 31, 2019 and 2018

14.
Share option and warrant reserves (continued)

(a)
Share-based payments (continued)

As at December 31, 2019, the number of share options outstanding and exercisable was:

	Outstanding			Exercisable
Expiry date	Number of options	Exercise price	Remaining contractual life (years)	Number of options	Exercise price	Remaining contractual life (years)
Aug 17, 2020	915,000	$1.30	0.63	915,000	$1.30	0.63
June 20, 2021	2,085,000	2.63	1.47	2,085,000	2.63	1.47
Jan 10, 2022	440,000	3.22	2.03	440,000	3.22	2.03
June 20, 2023	726,875	1.42	3.47	726,875	1.42	3.47
June 26, 2023	900,000	1.42	3.49	900,000	1.42	3.49
Feb 7, 2024	200,625	1.36	4.11	121,875	1.36	4.11
Apr 9, 2024	2,785,000	1.96	4.28	1,407,500	1.96	4.28
Aug 21, 2024	70,000	1.82	4.64	26,250	1.82	4.64
Nov 20, 2024	170,000	1.82	4.89	42,500	1.82	4.89
	8,292,500	$2.00	2.91	6,665,000	$2.02	2.56

The Company uses the fair value method of accounting for all share-based payments to directors, officers, employees and other service providers. During the year ended December 31, 2019 and 2018 the Company recognized share-based compensation expense as follows:

	Years ended December 31,
	2019	2018

Recognized in net loss:
Included in exploration and evaluation costs	$1,118	$363
Included in fees, salaries and other employee benefits	2,212	654
Included in project investigation costs	70	42
	$3,400	$1,059

During the year ended December 31, 2019, the Company granted 3,295,000 share options to directors, officers, employees and other service providers. The weighted average fair value per option of these share options was calculated as $1.14 using the Black-Scholes option valuation model at the grant date.

During the year ended December 31, 2018, the Company granted 1,775,000 share options to directors, officers, employees and others providing similar services. The weighted average fair value per option of these share options was calculated as $0.75 using the Black-Scholes option valuation model at the grant date.

The fair value of the share-based options granted during the years ended December 31, 2019 and 2018 were estimated using the Black-Scholes option valuation model with the following weighted average assumptions:

	Years ended December 31,
	2019	2018
Risk-free interest rate	1.59%	1.97%
Expected dividend yield	Nil	Nil
Share price volatility	62%	67%
Expected forfeiture rate	0%	0%
Expected life in years	4.33	4.36

The risk-free interest rate assumption is based on the Government of Canada benchmark bond yields and treasury bills with a remaining term that approximates the expected life of the share-based options. The expected volatility assumption is based on the historical and implied volatility of the Company’s common shares. The expected forfeiture rate and the expected life in years are based on historical trends.

Auryn Resources Inc.
Notes to the Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except per share amounts)
Years ended December 31, 2019 and 2018

14.
Share option and warrant reserves (continued)

(b)
Share purchase warrants

On September 12, 2019, the Company issued 500,000 bonus warrants in connection with the Bridge Loan (note 10). The warrants have a term of three years from the date of issue and each warrant is exercisable into one common share of the Company at a price of $2.00 per common share but cannot be exercised until after the Maturity Date. As the Bridge Loan was identified as a compound instrument with debt and equity components, the fair value of the share purchase warrants was determined as the residual value net of deferred taxes after the fair value of the debt component was determined (note 10).

The continuity of the number of share purchase warrants is as follows:

	Warrants outstanding	Exercise price
Outstanding, December 31, 2017	27,716	$1.40
Expired	(12,716)	1.40
Exercised	(15,000)	1.40
Outstanding, December 31, 2018	-	$-
Issued	500,000	2.00
Outstanding, December 31, 2019	500,000	$2.00

15.
Related party balances and transactions

All transactions with related parties have occurred in the normal course of operations. All amounts are unsecured, non-interest bearing and have no specific terms of settlement, unless otherwise noted.

(a)
Related parties

	Years ended December 31,
	2019	2018
Universal Mineral Services Ltd. 1
Exploration and evaluation costs:
Committee Bay	$301	$510
Homestake	154	136
Peru	221	179
Fees, salaries and other employee benefits	346	462
Insurance	3	1
Legal and professional fees	2	9
Marketing and investor relations	85	70
Office and administration	327	344
Project investigation costs	44	6
Total transactions for the year	$1,483	$1,717
1.
Universal Mineral Services Ltd., (“UMS”) is a private company with certain directors and officers in common. Pursuant to an agreement dated March 30, 2012 and as amended on December 30, 2015, UMS provides geological, financial and transactional advisory services as well as administrative services to the Company on an ongoing, cost recovery basis.

The outstanding balance owing at December 31, 2019 was $235 (December 31, 2018 – $262). In addition, the Company had $150 on deposit with UMS as at December 31, 2019 (December 31, 2018 - $150).

Auryn Resources Inc.
Notes to the Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2019 and 2018

15.
Related party balances and transactions (continued)

(b) Compensation of key management personnel

During the year, compensation to key management personnel, being the Company’s six executives and five non-executive directors, was as follows:

	Years ended December 31,
	2019	2018
Short-term benefits provided to executives	$1,469	$1,624
Directors fees paid to non-executive directors	154	152
Share-based payments	2,244	590
	$3,867	$2,366

16. Supplemental cash flow information

	Years ended December 31,
	2019	2018
Increase (decrease) in cash related to:
Share issue costs included in accounts payable	$51	$4
Deferred financing costs reclassified to share issue costs	-	10
Mineral property acquisition costs included in accounts payable	-	6

17. Segmented information

The Company operates in one reportable operating segment, being the acquisition, exploration and development of mineral resource properties.

Geographic segmentation of non-current assets is as follows:

December 31, 2019	Canada	Peru	Total

Restricted cash and cash equivalents	$115	$-	$115
Prepaid expenses and deposits, non-current	-	149	149
Equipment, net	1,202	70	1,272
Mineral property interests	35,145	4,569	39,714
	$36,462	$4,788	$41,250

December 31, 2018	Canada	Peru	Total

Restricted cash and cash equivalents	$115	$-	$115
Prepaid expenses and deposits, non-current	-	198	198
Equipment, net	1,428	97	1,525
Mineral property interests	34,931	4,141	39,072
	$36,474	$4,436	$40,910

18. Loss per share

	Years ended December 31,
	2019	2018
Net loss	$13,933	$17,674
Weighted average number of shares outstanding	93,968,172	86,015,208
Basic and diluted loss per share	$0.15	$0.21

All of the outstanding share options and share purchase warrants at December 31, 2019 and 2018 were anti-dilutive for the years then ended as the Company was in a loss position.

Auryn Resources Inc.
Notes to the Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2019 and 2018

19.
Financial instruments

The Company’s financial instruments consist of cash, marketable securities, amounts receivable, deposits, accounts payable and accrued liabilities, and the Bridge Loan. The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

The following summarizes fair value hierarchy under which the Company’s financial instruments are valued:

Level 1 – fair values based on unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2 – fair values based on inputs that are observable for the asset or liability, either directly or indirectly; and
Level 3 – fair values based on inputs for the asset or liability that are not based on observable market data.

As at December 31, 2019 and 2018 the only financial instruments measured at fair value were the Company’s marketable securities, which were classified under level 1 of the fair value hierarchy. No transfer occurred between the levels during the year.

The Company’s financial instruments are exposed to credit risk, liquidity risk, and market risks, which include currency risk and interest rate risk. As at December 31, 2019 the primary risks were as follows:

Liquidity risk

This is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset. As at December 31, 2019, the Company has a working capital deficit of $2,293. Subsequent to year end the Company completed a private placement for gross proceeds of $15,000 (note 22).

Market risk

This is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Significant market risks to which the Company is exposed are as follows:
(i)
Foreign currency risk

The Company is exposed to currency risk by having balances and transactions in currencies that are different from its functional currency (the Canadian dollar). As at December 31, 2019 and 2018, the Company’s foreign currency exposure related to its financial assets and liabilities held in US dollars as follows:

	December 31, 2019	December 31, 2018

Financial assets denominated in foreign currencies	$55	$89
Financial liabilities denominated in foreign currencies	(80)	(57)
Net exposure	$(25)	$32

A 10% increase or decrease in the US dollar exchange rate would not have a material impact on the Company’s net loss.

(ii) Other price risk

Other price risk is the risk arising from the effect of changes in market conditions on the Company’s marketable securities. The Company is exposed to other price risk through its investment in Bravada Gold Corporation (“BVA”), which is listed on the TSX Venture Exchange.

A 10% increase or decrease in the BVA share price would not have a material impact on the Company’s net loss.

Auryn Resources Inc.
Notes to the Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2019 and 2018

20.
Income taxes

(a) Tax losses

The Company has accumulated non-capital losses of approximately $54,468 (December 31, 2018 – $49,389) in Canada, which may be carried forward to reduce taxable income of future years. The non-capital losses will, if unused, expire in:

Year of Expiry	Total
2024	$624
2025	1,219
2027	2,196
2028	3,092
2029	4,168
2030	3,702
2031	2,639
2032	2,355
2033	7,631
2034	4,017
2035	2,060
2036	4,549
2037	5,457
2038	5,349
2039	5,410
$54,468

The Company also has non-capital losses in Peru of $1,254 (December 31, 2018 - $1,206), which, if unused, will expire between 2020 and 2023.

The Company has accumulated capital losses $661 (December 31, 2018 – $661) in Canada which may be carried forward indefinitely and used to reduce capital gains in future years.

(b) Income tax recovery provision

The reconciliation of the income tax recovery computed at statutory rates to the reported income tax recovery is:

	Year ended December 31, 2019	Year ended December 31, 2018
Loss before income taxes	$(13,987)	$(17,674)
Canadian federal and provincial income tax rates	27%	27%
Expected income tax recovery	(3,776)	(4,772)
Increase (decrease) in income tax recovery resulting from:
Share-based compensation	918	286
Share issuance costs	(63)	(469)
Adjustment to tax estimates	151	(48)
Amortization of flow-through share premium	(234)	(634)
Flow-through expenditures renunciation	822	2,542
Difference in future and foreign tax rates	(37)	(111)
Other	18	(40)
Increase in unrecognized tax asset	2,147	3,246
Income tax recovery	$(54)	$-

Auryn Resources Inc.
Notes to the Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2019 and 2018

20.
Income taxes (continued)

(c)
Significant components of the deferred tax assets and liabilities are:

	December 31, 2018	Net loss	Equity	December 31, 2019
Deferred Income tax assets
Non-capital losses carried forward	$13,690	$1,386	$-	$15,076
Capital losses carried forward	45	-	-	45
Share issuance costs & CEC	913	(320)	63	656
Investments	79	(22)	-	57
Site reclamation obligations	511	65	-	576
Property, plant & equipment	197	62	-	259
Mineral property interests	7,061	762	-	7,823
Peruvian VAT Receivable	355	47		402
FX on intercompany	(104)	110	-	6
	22,747	2,090	63	24,900
Deferred income tax liabilities
Mineral property interests	(951)	38	-	(913)
Bridge loan	-	10	(54)	(44)

Net deferred tax assets	21,796	2,138	9	23,943

Unrecognized deferred tax assets	(21,796)	(2,084)	(63)	(23,943)

Net deferred tax balance	$-	$54	$(54)	$-

	December 31, 2017 (Restated)	Net loss	Equity	December 31, 2018
Deferred Income tax assets
Non-capital losses carried forward	$12,260	$1,430	$-	$13,690
Capital losses carried forward	45	-	-	45
Share issuance costs & CEC	740	-	173	913
Investments	47	32	-	79
Site reclamation obligations	448	63	-	511
Property, plant & equipment	136	61	-	197
Mineral property interests	5,799	1,262	-	7,061
Peruvian VAT Receivable	227	128		355
	19,702	2,976	173	22,851
Deferred income tax liabilities
Mineral property interests	(1,188)	237	-	(951)
FX on intercompany	36	(140)	-	(104)

Net deferred tax assets	18,550	3,073	173	21,796

Unrecognized deferred tax assets	(18,550)	(3,073)	(173)	(21,796)

Net deferred tax balance	$-	$-	$-	$-

Auryn Resources Inc.
Notes to the Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2019 and 2018

21.
Management of capital

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue acquisition, exploration and development of resource properties, and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The capital of the Company is determined as follows:

	Year ended December 31,
	2019	2018
Equity	$36,823	$40,479
Bridge loan	2,931	-
Less cash	(660)	(1,653)
	$39,094	$38,826

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may issue new shares or debt, acquire or dispose of assets or adjust the amount of cash and investments.

In order to maximize ongoing development efforts, the Company does not pay out dividends, does not have any long-term debt and is not subject to any externally imposed capital requirements.

22.
Subsequent events

Private Placement and Loan Amendment

In February 2020, the Company closed a non-brokered private placement for gross proceeds of $15,000 which was closed in two tranches and consisted of 9,375,000 common shares (the “2020 Shares”) priced at CAD$1.60 per 2020 Share (the “2020 Offering”).

The Company intends to use the net proceeds from the 2020 Offering to fund continued surface exploration at its Sombrero and Curibaya projects located in southern Peru and for general working capital.

The 2020 Shares are subject to a four-month hold period and will not be registered in the United States. A total of $59,000 was paid in commissions for the 2020 Offering.

Concurrent with the closing of the first tranche of the 2020 Offering, on February 6, 2020, the Company entered the Loan Amendment which provides mutual conversion rights to the Lender and the Company, and also reduces the annual interest rate from 10% to 5% from the date of amendment. Under the terms of the Loan Amendment, the Lender has the right to convert the $3 million of principal that has been advanced to-date, and $123,334 of interest that has accrued to-date, into common shares at the price of $1.60, while the Company has the right to require conversion if the Company’s common shares trade on the TSX at a price of $2.50 or more for any five consecutive trading days prior to the loan’s maturity date.

Temporary Suspension of Peru Operations

On March 15, 2020 the Peruvian government mandated a 15 day lockdown of the country, including prohibiting movements within the country, in response to the COVID-19 pandemic. As a result, the Company has recalled all personnel from the field and will only restart operations once permitted by the government and once the Company is confident that it is safe for its employees to do so.